                                                                 EXHIBIT 4.4



                                 LOAN AGREEMENT




                                 $25,000,000.00
                   SECURED REDUCING REVOLVING LINE OF CREDIT



                                      FROM


                                  COMPASS BANK


                                       TO



                            CARRIZO OIL & GAS, INC.


                                December 6, 1996

                               TABLE OF CONTENTS

                                                                            PAGE
ARTICLE I.  DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . .    1

ARTICLE II.  THE LOAN . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
       2.01   The Loan  . . . . . . . . . . . . . . . . . . . . . . . . . .    9
       2.02   Advances and Payments of Principal Under the Note   . . . . .    9
       2.03   Payments of Interest under the Note   . . . . . . . . . . . .    9
       2.04   Provisions Relating to Interest   . . . . . . . . . . . . . .   10
       2.05   Advances to Satisfy Obligations of Borrower   . . . . . . . .   11
       2.06   Mandatory Prepayment of the Notes   . . . . . . . . . . . . .   11
       2.07   Borrowing Base Determination  . . . . . . . . . . . . . . . .   11
       2.08   Assignment of Production  . . . . . . . . . . . . . . . . . .   14
       2.09   Commitment Fee  . . . . . . . . . . . . . . . . . . . . . . .   14
       2.10   Facility Fee  . . . . . . . . . . . . . . . . . . . . . . . .   15
       2.11   Addition of Borrowing Properties  . . . . . . . . . . . . . .   15
       2.12   Letters of Credit   . . . . . . . . . . . . . . . . . . . . .   15
       2.13   Repayment of Letters of Credit  . . . . . . . . . . . . . . .   16
       2.14   Letter of Credit Fee  . . . . . . . . . . . . . . . . . . . .   16

ARTICLE III.  CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . . .   16
       3.01   Receipt of Note, Agreement and Certificate of Compliance  . .   16
       3.02   Receipt of Guaranty   . . . . . . . . . . . . . . . . . . . .   16
       3.03   Receipt of Organizational Documents   . . . . . . . . . . . .   16
       3.04   Receipt of Certified Copy of Corporate Proceedings and
              Certificates of Incumbency  . . . . . . . . . . . . . . . . .   16
       3.05   Receipt of Certificates of Authority and Certificates of
              Good Standing   . . . . . . . . . . . . . . . . . . . . . . .   17
       3.06   UCC Search  . . . . . . . . . . . . . . . . . . . . . . . . .   17
       3.07   Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
       3.08   Financial Statements  . . . . . . . . . . . . . . . . . . . .   17
       3.09   Opinion of Counsel  . . . . . . . . . . . . . . . . . . . . .   17
       3.10   Payment of Other Indebtedness and Release of Liens  . . . . .   17
       3.11   Subordination Agreement   . . . . . . . . . . . . . . . . . .   17
       3.12   Request for Advance   . . . . . . . . . . . . . . . . . . . .   18
       3.13   Accuracy of Representations and Warranties and No Event of
              Default   . . . . . . . . . . . . . . . . . . . . . . . . . .   18
       3.14   Legal Matters Satisfactory to Counsel to Bank   . . . . . . .   18
       3.15   No Material Adverse Change  . . . . . . . . . . . . . . . . .   18
       3.16   Status of Title   . . . . . . . . . . . . . . . . . . . . . .   18
       3.17   Security Instruments  . . . . . . . . . . . . . . . . . . . .   18
       3.18   Legal Fees  . . . . . . . . . . . . . . . . . . . . . . . . .   18

                                                                            PAGE
                                                                            ----
       3.19   Documents Required for Subsequent Disbursements   . . . . . .   19

ARTICLE IV.  REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . .   19
       4.01   Existence and Good Standing   . . . . . . . . . . . . . . . .   19
       4.02   Due Authorization   . . . . . . . . . . . . . . . . . . . . .   19
       4.03   Valid and Binding Obligations   . . . . . . . . . . . . . . .   19
       4.04   Title to Borrowing Base Properties  . . . . . . . . . . . . .   20
       4.05   Oil and Gas Leases  . . . . . . . . . . . . . . . . . . . . .   20
       4.06   Interest in the Borrowing Base Oil and Gas Properties   . . .   20
       4.07   Oil and Gas Contracts   . . . . . . . . . . . . . . . . . . .   20
       4.08   Producing Wells   . . . . . . . . . . . . . . . . . . . . . .   21
       4.09   Purchasers of Production  . . . . . . . . . . . . . . . . . .   21
       4.10   Scope and Accuracy of Financial Statements  . . . . . . . . .   21
       4.11   Liabilities, Litigation and Restrictions  . . . . . . . . . .   22
       4.12   Margin Stock  . . . . . . . . . . . . . . . . . . . . . . . .   22
       4.13   Authorizations and Consents   . . . . . . . . . . . . . . . .   22
       4.14   Compliance with Laws, Rules, Regulations and Orders   . . . .   22
       4.15   Proper Filing of Tax Returns and Payment of Taxes Due   . . .   23
       4.16   ERISA   . . . . . . . . . . . . . . . . . . . . . . . . . . .   23
       4.17   Investment Company Act Compliance   . . . . . . . . . . . . .   23
       4.18   Public Utility Holding Company Act Compliance   . . . . . . .   23
       4.19   Environmental Laws  . . . . . . . . . . . . . . . . . . . . .   23

ARTICLE V.  AFFIRMATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . .   24
       5.01   Use of Funds  . . . . . . . . . . . . . . . . . . . . . . . .   25
       5.02   Maintenance and Access to Records   . . . . . . . . . . . . .   25
       5.03   Quarterly Unaudited Financial Statements of Borrower  . . . .   25
       5.04   Annual Audited Financial Statements of Borrower   . . . . . .   25
       5.05   Annual Unaudited Financial Statements of Guarantor  . . . . .   25
       5.06   Guarantor's Tax Returns.  . . . . . . . . . . . . . . . . . .   25
       5.07   Compliance Certificate  . . . . . . . . . . . . . . . . . . .   25
       5.08   Monthly Borrowing Base Certificate  . . . . . . . . . . . . .   26
       5.09   Statement of Material Adverse Change in Condition   . . . . .   26
       5.10   Additional Information  . . . . . . . . . . . . . . . . . . .   26
       5.11   Compliance with Laws and Payment of Assessments and Charges     26
       5.12   Maintenance of Existence and Good Standing  . . . . . . . . .   26
       5.13   Further Assurances  . . . . . . . . . . . . . . . . . . . . .   26

                                                                            PAGE
                                                                            ----
       5.14   Initial Expenses of Bank  . . . . . . . . . . . . . . . . . .   27
       5.15   Subsequent Expenses of Bank   . . . . . . . . . . . . . . . .   27
       5.16   Maintenance of Tangible Property  . . . . . . . . . . . . . .   27
       5.17   Maintenance of Insurance  . . . . . . . . . . . . . . . . . .   28
       5.18   Inspection of Tangible Assets/Right of Audit  . . . . . . . .   28
       5.19   Payment of Note and Performance of Obligations  . . . . . . .   28
       5.20   ERISA Reports   . . . . . . . . . . . . . . . . . . . . . . .   28
       5.21   Tangible Net Worth Requirement  . . . . . . . . . . . . . . .   28
       5.22   Cash Flow to Debt Service Ratio   . . . . . . . . . . . . . .   28
       5.23   Compliance with Environmental Laws  . . . . . . . . . . . . .   29
       5.24   Hazardous Substances Indemnification  . . . . . . . . . . . .   29
       5.25   Changes in Management   . . . . . . . . . . . . . . . . . . .   30
       5.26   Operating Accounts  . . . . . . . . . . . . . . . . . . . . .   30

ARTICLE VI.  NEGATIVE COVENANTS . . . . . . . . . . . . . . . . . . . . . .   30
       6.01   Other Indebtedness  . . . . . . . . . . . . . . . . . . . . .   30
       6.02   Guaranty of Payment or Performance  . . . . . . . . . . . . .   31
       6.03   Loans or Advances   . . . . . . . . . . . . . . . . . . . . .   31
       6.04   Mortgages or Pledges of Assets  . . . . . . . . . . . . . . .   31
       6.05   Nature of Business  . . . . . . . . . . . . . . . . . . . . .   31
       6.06   Sales of Assets   . . . . . . . . . . . . . . . . . . . . . .   31
       6.07   Dividends   . . . . . . . . . . . . . . . . . . . . . . . . .   31
       6.08   Payment of Accounts Payable   . . . . . . . . . . . . . . . .   31
       6.09   Cancellation of Insurance   . . . . . . . . . . . . . . . . .   31
       6.10   Investments   . . . . . . . . . . . . . . . . . . . . . . . .   31
       6.11   Changes in Business Structure   . . . . . . . . . . . . . . .   32
       6.12   Shareholder Control   . . . . . . . . . . . . . . . . . . . .   32
       6.13   Transactions with Affiliates  . . . . . . . . . . . . . . . .   32

ARTICLE VII.  EVENTS OF DEFAULT . . . . . . . . . . . . . . . . . . . . . .   32
       7.01   Enumeration of Events of Default  . . . . . . . . . . . . . .   32
       7.02   Rights Upon Default   . . . . . . . . . . . . . . . . . . . .   34

ARTICLE VIII.  MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . .   34
       8.01   Security Interests in Deposits and Right of Offset or Banker's
              Lien  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   34
       8.02   Survival of Representations, Warranties and Covenants   . . .   34
       8.03   Notices and Other Communications  . . . . . . . . . . . . . .   34
       8.04   Parties in Interest   . . . . . . . . . . . . . . . . . . . .   35
       8.05   Renewals and Extensions   . . . . . . . . . . . . . . . . . .   35
       8.06   No Waiver by Bank   . . . . . . . . . . . . . . . . . . . . .   35
       8.07   INDEMNIFICATION   . . . . . . . . . . . . . . . . . . . . . .   35


                                                                            PAGE
                                                                            ----
       8.08   GOVERNING LAW   . . . . . . . . . . . . . . . . . . . . . . .   36
       8.09   Incorporation of Exhibits   . . . . . . . . . . . . . . . . .   36
       8.10   Survival Upon Unenforceability  . . . . . . . . . . . . . . .   36
       8.11   Rights of Third Parties   . . . . . . . . . . . . . . . . . .   36
       8.12   Amendments or Modifications of this Agreement   . . . . . . .   36
       8.13   Agreement Construed as an Entirety  . . . . . . . . . . . . .   36
       8.14   Number and Gender   . . . . . . . . . . . . . . . . . . . . .   36
       8.15   AGREEMENT SUPERSEDES ALL PRIOR AGREEMENTS   . . . . . . . . .   37
       8.16   Controlling Provision Upon Conflict   . . . . . . . . . . . .   37
       8.17   Time, Place and Method of Payments  . . . . . . . . . . . . .   37
       8.18   Counterpart Execution   . . . . . . . . . . . . . . . . . . .   37

EXHIBITS

EXHIBIT A            Compliance Certificate
EXHIBIT B            Note
EXHIBIT C            Security Instruments
EXHIBIT D            Form of Request for Advance
EXHIBIT E            Form of Monthly Borrowing Base Certificate

SCHEDULES

1.01(a)              Borrowing Base Oil and Gas Properties
1.01(b)              Borrowing Base Cash
2.07                 Borrowing Base Adjustment for Successfully Completed Wells
3.09                 Form of Opinion of Counsel for Borrower
3.10                 Indebtedness to be Discharged
3.11                 Indebtedness to be Subordinated
4.09                 Purchasers of Production
4.11                 Litigation

                                 LOAN AGREEMENT

              THIS LOAN AGREEMENT, is entered into as of the 6th day of December 1996, by and among CARRIZO OIL & GAS, INC., a Texas corporation (the "Borrower") and COMPASS BANK, a Texas chartered bank (the "Bank").

                              W I T N E S S E T H

              WHEREAS, Borrower desires to obtain a loan from Bank in order to refinance existing debt, acquire additional oil and gas reserves, conduct developmental drilling, obtain letters of credit, and use as working capital for other ordinary business of Borrower; and

              WHEREAS, each Guarantor is a stockholder in Borrower, and together constitute all of the stockholders of Borrower, and accordingly, Guarantor will benefit from the loans to Borrower pursuant to this Agreement; and

              WHEREAS, Bank is willing to loan such funds to Borrower in accordance with the terms of this Agreement;

              NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, Bank and Borrower agree as follows:


                            ARTICLE I.  DEFINITIONS

              As used in this Agreement, the following terms shall have the meanings indicated:

              "Affiliate" means, as applied to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, that Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by", and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract, or otherwise.

              "Agreement" means this Loan Agreement, as the same may be amended or supplemented from time to time.

              "Bank" has the meaning set forth in the preamble hereof.

              "Borrower" has the meaning set forth in the preamble hereof.

              "Borrowing Base" means the aggregate sum of: (a) Three Million Dollars ($3,000,000.00), plus (b) the maximum loan amount supported by the Borrowing Base Properties, as determined by Bank from time to time in accordance with Section 2.07 of this Agreement.

              "Borrowing Base Properties" means the Borrowing Base Oil and Gas Properties, the Borrowing Base Cash, and the Borrowing Base Securities.

              "Borrowing Base Oil and Gas Properties" means those Oil and Gas Properties of Borrower that are to be made subject to the liens created by certain of the Security Instruments to secure the Obligations, which initial Borrowing Base Oil and Gas Properties are described in Schedule 1.01(a) attached hereto and made a part hereof, together with such additional Oil and Gas Properties as are subsequently added to the Borrowing Base Properties pursuant to Section 2.11.

              "Borrowing Base Cash" means the Cash and Cash Equivalent of Borrower that is to be made subject to the liens created by certain of the Security Instruments to secure the Obligations, which initial Borrowing Base Cash is described in Schedule 1.01(b) attached hereto and made a part hereof, together with such additional Cash and Cash Equivalent as is subsequently added to the Borrowing Base Properties pursuant to Section 2.11.

              "Borrowing Base Securities" means Eligible Marketable Securities of Borrower that are added to the Borrowing Base Properties pursuant to Section 2.11.

              "Business Day" means a day other than a Saturday, Sunday or legal holiday for commercial banks under the laws of the State of Texas.

              "Cash" means legal tender of the United States of America.

              "Cash Equivalent" means certificates of deposit issued by the Bank and/or other certificates of deposit approved by the Bank in its sole discretion.

              "Compliance Certificate" means the certificate of the president or vice president of Borrower required to be submitted to Bank from time to time pursuant to this Agreement, which certificate shall be in the form attached hereto as Exhibit "A."

              "Eligible Marketable Securities" means the unrestricted shares of stock in Falcon Drilling Company, Inc. and Reading & Bates Corporation, and any other unrestricted shares of stock that are approved by the Bank in its sole discretion.

              "Environmental Laws" means (a) the following federal laws as they may be cited, referenced and amended from time to time: the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Endangered Species Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the Hazardous Materials Transportation Act, the Superfund Amendments and Reauthorization Act, and the Toxic Substances Control Act; (b) any and all environmental statutes of any state in which property of Borrower is situated, as they may be cited, referenced and amended from time to time; (c) any rules or regulations promulgated under or adopted pursuant to the above federal and state laws; and (d) any other federal, state or local statute or any requirement, rule, regulation, code, ordinance or order adopted pursuant thereto, including, without limitation, those relating to the generation, transportation, treatment, storage, recycling, disposal, handling or release of Hazardous Substances.

              "ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations and published interpretations thereof.

              "ERISA Affiliate" means any trade or business (whether or not incorporated) which together with Borrower would be treated as a single employer under Section 4001 of ERISA.

              "Event of Default" means any of the events specified in Section
7.01 of this Agreement.

              "Financial Statements" means the statements of the financial condition of the indicated Person, as at the point in time and for the period indicated and consisting of at least a consolidated balance sheet, income statement and statement of cash flows, and, when the foregoing are audited, accompanied by the certification of such Person's independent certified public accountants and footnotes to any of the foregoing, all of which shall be prepared in accordance with GAAP applied on a basis consistent with that of the preceding year.

              "Floating Rate" means the Index Rate in effect from time to time plus three-quarters of one percent (.75%).

              "GAAP" means generally accepted accounting principles, applied on a consistent basis, as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question. Accounting principles are applied on a "consistent basis" when the accounting principles observed in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

              "Guarantor" means, individually and collectively, Paul B. Loyd, Jr., Frank A. Wojtek, Steven A. Webster, Douglas A.P. Hamilton and S. P. Johnson.

              "Guaranty" means the guaranty of all of Borrower's Obligations to Bank arising under this Agreement, in form and substance satisfactory to Bank, duly executed by each Guarantor.

              "Hazardous Substances" means flammables, explosives, radioactive materials, hazardous wastes, asbestos or any material containing asbestos, polychlorinated biphenyls (PCBs), toxic substances or related materials, petroleum and petroleum products and associated oil or natural gas exploration, production and development wastes or any substances defined as "hazardous substances", "hazardous materials", "hazardous wastes" or "toxic substances" under the Comprehensive Environmental Response, Compensation and Liability Act, as amended, the Superfund

Amendments and Reauthorization Act, as amended, the Hazardous Materials Transportation Act, as amended, the Resource Conservation and Recovery Act, as amended, the Toxic Substances Control Act, as amended, or any other Environmental Laws now or hereafter enacted or promulgated by any regulatory authority or governmental body.

              "Indebtedness" means, as to any Person, (a) all items of indebtedness or liability (other than capital, surplus, deferred credits and reserves, as such) which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, (b) indebtedness secured by any mortgage, pledge or lien existing on or encumbering property owned by the Person whose Indebtedness is being determined, whether or not the indebtedness secured thereby shall have been assumed, and (c) all indebtedness of others which such Person has directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business), discounted with recourse, agreed (contingently or otherwise) to purchase or repurchase or otherwise acquire, or in respect of which such Person has agreed to supply or advance funds (whether by way of loan, purchase of securities or capital contribution, through a commitment to pay for property or services regardless of the nondelivery of such property or the nonfurnishing of such services or otherwise), or in respect of which such Person has otherwise become directly or indirectly liable, contingently or otherwise, whether now existing or hereafter arising.

              "Index Rate" means, at any time, the prime rate established in The Wall Street Journal's "Money Rates" or similar table. If multiple prime rates are quoted in the table, then the highest prime rate will be the Index Rate. In the event that the prime rate is no longer published by The Wall Street Journal in the "Money Rates" or similar table, then Bank may select an alternative published index based upon comparable information as a substitute Index Rate. Upon the selection of a substitute Index Rate, the applicable interest rate shall thereafter vary in relation to the substitute index. Such substitute index shall be the same index that is generally used as a substitute by Bank on all Index Rate loans. The Index Rate is eight and one-quarter percent (8.25%) as of the date of this Agreement.

              "Investment" in any Person means any stock, bond, note or other evidence of Indebtedness or any other security (other than current trade and customer accounts) of, or loan to, such Person.

              "Leases" means oil and gas leases and all oil, gas and mineral leases constituting any part of the Borrowing Base Oil and Gas Properties.

              "Letters of Credit" means letters of credit to be issued by the Bank for the account of the Borrower pursuant to Section 2.12, in the form acceptable to the Bank, and all extensions, renewals and modifications thereof.

              "Limitation Period" means any period while any amount remains owing on the Note and interest on such amount calculated at the Floating Rate, plus any fees payable hereunder and deemed to be interest under applicable law, would exceed the Maximum Rate.

              "Loan" means, singly, any advance by Bank to Borrower pursuant to this Agreement and "Loans" means, cumulatively, the aggregate sum of all money advanced by Bank to Borrower pursuant to this Agreement.

              "Loan Documents" means this Agreement and all promissory notes, security agreements, guaranties, and other instruments, documents, and agreements executed and delivered pursuant to or in connection with this Agreement, as such instruments, documents, and agreements may be amended, modified, renewed, extended, or supplemented from time to time.

              "Loan Excess" means, at any point in time, the amount, if any, by which the outstanding balance on the Loans evidenced by the Note exceeds the Revolving Commitment then in effect.

              "Marketable Title" means good and indefeasible title and ownership, free and clear of all mortgages, liens and encumbrances, except for Permitted Encumbrances.

              "Maturity Date" means June 1, 1998.

              "Maximum Rate" means the maximum non-usurious interest rate permissible under applicable laws of the State of Texas or those of the United States of America applicable to Bank.

              "Monthly Borrowing Base Certificate" means a certificate of the President or Chief Financial Officer of Borrower attesting to Borrower's calculation of the Borrowing Base as of the last day of the month preceding the month in which such certificate is executed and delivered to the Bank, pursuant to Section 5.08, in the form attached hereto as Exhibit "E."

              "Monthly Borrowing Base Reduction" means the amount of the automatic monthly reduction to the Borrowing Base, as determined by Bank from time to time in accordance with Section 2.07 of this Agreement.

              "Multi-employer Plan" means a plan described in Section 4001(a)(3) of ERISA which covers employees of Borrower or any ERISA Affiliate.

              "Note" means that certain promissory note in the original face amount of $25,000,000.00, dated of even date herewith, made by Borrower payable to the order of Bank, in the form attached hereto as Exhibit "B," together with all deferrals, renewals, extensions, amendments, modifications or rearrangements thereof, which promissory note shall evidence the advances to Borrower by Bank pursuant to Section 2.01 hereof.

              "Obligations" means all obligations, indebtedness, and liabilities of Borrower to Bank, now existing or hereafter arising, including, but not limited to, the indebtedness evidenced by the Note, whether direct, indirect, related, unrelated, fixed, contingent, specified, unspecified, joint, several, or joint and several, and all interest and fees accruing thereon and all attorneys' fees and other expenses incurred in the enforcement or collection thereof.

              "Oil and Gas Properties" means fee, leasehold or other interests in or under mineral estates or oil, gas and other liquid or gaseous hydrocarbon leases with respect to properties situated in the United States, including, without limitation, overriding royalty and royalty interests, leasehold estate interests, net profits interests, production payment interests and mineral fee interests, together with all contracts executed in connection therewith, all oil, gas and other minerals produced and to be produced therefrom, all proceeds thereof, and all tenements, hereditaments, appurtenances and properties, real or personal, appertaining, belonging, affixed or incidental thereto.

              "Permitted Encumbrances" means:

              (A) Liens for taxes, assessments, or similar charges, incurred in the ordinary course of business that are not yet due and payable;

              (B) Liens of mechanics, materialmen, warehousemen, carriers, or other similar liens, securing obligations incurred in the ordinary course of business that are not yet due and payable;

              (C) Encumbrances consisting of zoning restrictions, easements, or other restrictions on the use of real property, none of which materially impairs the use of such property by Borrower in the operation of its business, and none of which is violated in any material respect by existing or proposed operations;

              (D)    Liens in favor of Bank;

              (E) The following, if the validity or amount thereof is being contested in good faith by appropriate and lawful proceedings, so long as levy and execution thereon have been stayed and continue to be stayed, and in Bank's sole judgment they do not, in the aggregate, materially detract from the value of the property of Borrower or any Subsidiary, or materially impair the use thereof in the operation of its business:

                     (1) Claims or liens for taxes, assessments, or similar charges; and

                     (2) Claims or liens of mechanics, materialmen, warehousemen, carriers, or other similar liens.

              "Person" means an individual, company, corporation, partnership, limited partnership, joint venture, trust, association, unincorporated organization or a government or any agency or political subdivision thereof.

              "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

              "Prohibited Transaction" means any transaction set forth in
Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1954, as amended from time to time.

              "Proved Reserves" means the estimated quantities of crude oil, condensate, natural gas liquids and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable by primary producing mechanisms in future years from known reservoirs underlying lands or interests therein constituting Oil and Gas Properties, under existing economic and operating conditions. Reserves which can be produced economically through application of improved recovery techniques (e.g., fluid injection) will be included in Proved Reserves when successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the pilot project or installed program was based. In general, the economic productivity of the estimated proved reserves is supported by actual production or a conclusive formation test; however, in certain instances proved reserves are assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate these reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test.

              "Reportable Event" means any of the events set forth in Section 4043 of ERISA.

              "Request for Advance" means the written request by Borrower for an advance by Bank pursuant to this Agreement, which Request for Advance shall be in a form, and shall include the information and accompanying supporting documentation, as prescribed in Exhibit "D" attached hereto.

              "Revolving Commitment" means the obligation of Bank, subject to the provisions of this Agreement and existing only through the last Business Day prior to the Maturity Date, to advance to Borrower funds, not to exceed at any one time outstanding an amount equal to the lesser of: (a) Six Million Dollars ($6,000,000.00), or (b) the Borrowing Base then in effect.

              "Security Instruments" means the security instruments described on Exhibit "C," in form and substance satisfactory to Bank, to be executed by Borrower pursuant to Section 3.17, and any and all other instruments or documents hereafter executed in connection with or as security for the payment of the Note.

              "Subsidiary" means, with respect to Borrower and Guarantor, respectively, (a) any corporation in which Borrower or Guarantor, directly or indirectly through its Subsidiaries, owns more than fifty percent (50%) of the stock of any class or classes having by the terms thereof the ordinary voting power to elect a majority of the directors of such corporation; and (b) any partnership, association, joint venture, or other entity in which Borrower or Guarantor, respectively, directly or indirectly through its Subsidiaries, has more than a fifty percent (50%) equity interest at the time.

              "Tangible Net Worth" means the total assets of Borrower exclusive of (a) those assets classified as intangible, including, without limitation, goodwill, patents, trademarks, trade names, copyrights, franchises and deferred charges, (b) treasury stock and minority interests in any Person, (c) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of capital stock, (d) to the extent not already deducted from total assets, allowances for depreciation, depletion, obsolescence and/or amortization of properties, uncollectible accounts, and contingent but probable liabilities as to which an amount can be established,
(e) deferred taxes and (f) all assets arising from advances to officers, former officers or sales representatives of Borrower made outside of the ordinary course of business; less total liabilities of Borrower; all of the above being determined in accordance with GAAP.

              "Unmatured Event of Default" means any event or occurrence which solely with the lapse of time or the giving of notice or both will ripen into an Event of Default.

              Undefined financial accounting terms used in this Agreement shall be defined in accordance with GAAP.

                             ARTICLE II.  THE LOAN

              2.01 The Loan. Upon the terms and conditions (including, without limitation, the right of Bank to terminate the Revolving Commitment hereunder upon an Event of Default or an Unmatured Event of Default) and relying on the representations and warranties contained in this Agreement, Bank agrees, for a period from and after the date hereof through the last Business Day prior to the Maturity Date, to make advances for the account of Borrower from time to time following receipt of a Request for Advance; provided, however, that the aggregate principal amount of all Loans at any one time outstanding shall not exceed the Revolving Commitment.

              Through the last Business Day prior to the Maturity Date, Borrower may use this revolving credit by borrowing, prepaying and reborrowing, all in accordance with the terms and conditions of this Agreement. The borrowings made by Borrower pursuant to the Revolving Commitment shall be made at the principal office of Bank and shall be evidenced by the Note. The entire principal amount of the Note is due on the Maturity Date.

              2.02 Advances and Payments of Principal Under the Note. Each time an advance is made against or payment is made on the Note, Bank is hereby irrevocably authorized by Borrower to make appropriate entries of such in its records in accordance with the usual and customary practices of accounting for advances and payments on notes; provided, however, the failure of Bank to do so shall not relieve Borrower of its correct liability hereunder or under the Note.

              The aggregate unpaid amount of advances reflected by the notations by Bank on its records or the ledger sheets affixed to the Note shall be deemed rebuttably presumptive evidence of the principal amount owing on the Note. The liability for payment of principal and interest evidenced by the Note shall be limited to principal amounts actually advanced to Borrower and outstanding under this Agreement and interest on such amounts calculated in accordance with this Agreement. Interest provided for in the Note and herein shall be calculated on unpaid sums actually advanced and outstanding under the Note pursuant to the terms of this Agreement and only for the period from the date or dates of such advances until repayment.

              2.03 Payments of Interest under the Note. Subject to the terms and provisions of this Agreement, interest on the Loan, calculated at the Floating Rate, shall be due and payable monthly as it accrues beginning January 1, 1997, and continuing thereafter on the first day of each succeeding calendar month while any amount remains owing on the Note and at the Maturity Date, the interest payment in each instance to be that which has been earned and remains unpaid. The rate of interest charged on the Loan shall be adjusted, effective on the effective date of each change in the Index Rate.

              2.04 Provisions Relating to Interest. All Loans hereunder and outstanding from time to time shall bear interest at a daily rate equal to the Floating Rate per annum, each such change in the rate of interest charged on the Loans to become effective without notice to Borrower, on the effective date of each change in the Index Rate, calculated on the basis of a year of three hundred sixty-five or three hundred sixty-six (365 or 366) days, as applicable, from the date of advance through the date of repayment.

              It is the intention of the parties hereto to comply strictly with the usury laws of the State of Texas and the United States of America and, in this connection, there shall never be collected, charged or received on any sums advanced hereunder interest in excess of the Maximum Rate. For purposes of Article 5069-1.04, Vernon's Texas Civil Statutes, as amended, Borrower agrees that the maximum rate to be charged shall be the "indicated (weekly) rate ceiling" as defined in said Article, provided that Bank may also rely to the extent permitted by applicable laws of the State of Texas or the United States of America, on alternative maximum rates of interest under other applicable laws of the State of Texas or the United States of America applicable to Bank, if greater. Interest on past due interest and principal shall be at a daily rate equal to the lesser of (a) the Maximum Rate per annum or (b) the Floating Rate plus three percent (3%) per annum, calculated on the basis of a year of three hundred sixty-five or three hundred sixty-six (365 or 366) days, as applicable, for the number of days elapsed; and if no Maximum Rate exists, all past due interest and principal shall bear interest at a daily rate equal to the Floating Rate plus three percent (3%) per annum, calculated on a year of three hundred sixty-five or three hundred sixty-six (365 or 366), as applicable, days for the number of days elapsed. Notwithstanding anything herein or in the Note to the contrary, during any Limitation Period, the interest rate to be charged on amounts evidenced by the Note shall be the Maximum Rate and the obligation of Borrower for any fees payable hereunder and deemed to be interest under applicable law shall be suspended. During any period or periods of time following a Limitation Period, to the extent permitted by applicable laws of the State of Texas or the United States of America, the interest rate to be charged hereunder shall remain at the Maximum Rate until such time as there has been paid to Bank (a) the amount of interest in excess of the Maximum Rate that Bank would have received during the Limitation Period had the interest rate remained at the relevant Floating Rate and (b) all interest and fees otherwise due to Bank but for the effect of such Limitation Period.

              If under any circumstances the aggregate amounts paid on the Note or under this Agreement include amounts which by law are deemed interest and which would exceed the amount permitted if the Maximum Rate were in effect, Borrower stipulates that such payment and collection will have been and will be deemed to have been, to the extent permitted by applicable laws of the State of Texas or the United States of America, the result of mathematical error on the part of both Borrower and Bank, and Bank shall promptly refund the amount of such excess (to the extent only of such interest payments above the Maximum Rate which could lawfully have been collected and retained) upon discovery of such error by Bank or notice thereof from Borrower.

              2.05 Advances to Satisfy Obligations of Borrower. Bank may, but shall not be obligated to, make advances hereunder and apply same to the satisfaction of any condition, warranty, representation or covenant of Borrower contained in this Agreement, and the funds so advanced and applied shall be part of the Loan proceeds advanced under this Agreement and evidenced by the Note.

              2.06 Mandatory Prepayment of the Notes. In the event that Bank or Borrower determine that a Loan Excess exists, Borrower shall immediately, but in no event later than fifteen (15) days following the earlier of either:
(a) Borrower becoming aware that a Loan Excess exists, or (b) notice from Bank of any such determination, (i) prepay the principal of the Note in an aggregate amount at least equal to such Loan Excess or (ii) add to the Borrowing Base Properties additional Oil and Gas Properties, Cash, Cash Equivalent, and/or Eligible Marketable Securities of Borrower sufficient in value, as determined by Bank in its sole discretion pursuant to Section 2.07, to increase the Borrowing Base to equal the unpaid principal amount of the Note plus all accrued, unpaid interest.

              2.07 Borrowing Base Determination. The initial Borrowing Base is hereby established at $4,000,000.00 effective as of the date hereof. Subject to the other provisions of this Agreement, the Borrowing Base shall be automatically reduced commencing on January 1, 1997, by the Monthly Borrowing Base Reduction, which is initially established at $15,000.00.

                     a. Borrowing Base Oil and Gas Properties. If and when the La Brisa Ranch #1-A (Ranier), La Brisa Land & Cattle #1 (McKinley) and La Brisa Ranch #1 (Wheeler) wells (as more fully described on Schedule 1.01(a) attached hereto): (i) are completed as wells capable of producing oil or gas in paying quantities on or before the first scheduled Borrowing Base review occurring after the date of this Agreement, (ii) have been producing oil or gas for at least ten consecutive days, and (iii) have commenced sales of such production, Borrower shall notify Bank thereof and provide Bank with the completion reports for such wells, documentary evidence that the production and sale of oil and gas therefrom have commenced, and such other information relative to the wells as Bank may request. Following the Bank's evaluation of such information, if the Bank determines in its sole discretion that its preliminary evaluation of such wells has been reconfirmed, the Borrowing Base and Monthly Borrowing Base Reduction then in effect with respect to the Borrowing Base Oil and Gas Properties will be redetermined to the respective amounts reflected on Schedule 2.07 attached hereto, effective upon Bank's written notification to Borrower of such increase.

              On or before April 1, 1997, Borrower shall furnish to Bank information sufficient to update to an effective date of January 1, 1997, the most recent petroleum engineering reports and geological data provided to Bank prior to Closing relative to the Proved Reserves that are attributable to the Oil and Gas Properties that constitute part of the Borrowing Base Oil and Gas Properties, as well as such other information as Bank may request regarding volumes of production produced and sold, contracts, pricing, gross revenues, expenses, and other information and engineering and geological data as may relate to the Borrowing Base Oil and Gas Properties (collectively the "Borrowing Base Property Data"). Upon receipt of such Borrowing Base Property Data, Bank shall, in the normal course of business, redetermine the Borrowing Base and the Monthly Borrowing Base Reduction attributed to the Borrowing Base Oil and Gas Properties, which redetermination shall become effective upon written notification from Bank to Borrower, and which, subject to the other provisions of this Agreement, shall be the basis on which the Borrowing Base shall thereafter be calculated until the effective date of the next redetermination of the Borrowing Base and the Monthly Borrowing Base Reduction as set forth in this Section. Thereafter, on or before each succeeding October 1 and April 1 until the Maturity Date, Borrower shall furnish to Bank a report, in form and substance satisfactory to Bank, which report shall set forth, as of each preceding July 1 or January 1, as applicable, such Borrowing Base Property Data as Bank may request attributable to the Borrowing Base Oil and Gas Properties. Each report to be provided on or before each April 1 (except for April 1, 1997) shall be a complete report relating to the Borrowing Base Property Data, prepared by an independent petroleum engineer or firm of engineers satisfactory to Bank. Each report to be provided on or before each October 1 (and the one to be provided on or before April 1, 1997) shall simply update the previous complete report, and may be prepared by Borrower's own engineers and shall be certified by the President of the general partner of Borrower. Upon receipt of each such report, Bank shall, in the normal course of business, make a determination of the Borrowing Base and the Monthly Borrowing Base Reduction which shall become effective upon written notification from Bank to Borrower, and which, subject to the other provisions of this Agreement, shall be the basis on which the Borrowing Base attributable to the Borrowing Base Oil and Gas Properties shall thereafter be calculated until the effective date of the next redetermination of the Borrowing Base and the Monthly Borrowing Base Reduction as set forth in this Section.

              Beginning with the delivery of the Borrowing Base Property Data due by April 1, 1997, and continuing as and when Borrower is required to provide to Bank each semi-annual report, as required by the provisions of this Section, Borrower shall contemporaneously pay an engineering fee of $5,000.00 to Bank for Bank's analysis of such report and redetermination of the Borrowing Base and the Monthly Borrowing Base Reduction. At any time engineering reviews are requested by Borrower in connection with a Borrowing Base redetermination, other than the semi-annual reviews required by Bank, an additional fee of $5,000.00 shall be paid to Bank for Bank's analysis of such report and redetermination of the Borrowing Base.

                     b. Borrowing Base Cash. At each time that the Bank redetermines the Borrowing Base attributable to the Borrowing Base Oil and Gas Properties, as set forth in subsection 2.07(a), it shall also include in the Borrowing Base calculation the face value of all Borrowing Base Cash that is in the Bank's possession and is subject to one or more of the applicable Security Agreements.

                     c. Borrowing Base Securities. At each time that the Bank redetermines the Borrowing Base attributable to the Borrowing Base Oil and Gas Properties, as set forth in Section 2.07(a), it shall also include in the Borrowing Base calculation seventy-five percent (75%) of the market value of the Borrowing Base Securities that are in the Bank's possession and are subject to one or more of the applicable Security Agreements, with the market value thereof to be determined based on the announced value at which such securities were trading as of the close of trading on the last trading day of the month preceding the month in which the Bank notifies Borrower of the redetermination of the Borrowing Base.

                     d. Equity Cushion. The Borrowing Base shall represent Bank's determination, in accordance with its customary lending practices in effect from time to time, of the maximum loan amount that may be supported by the Borrowing Base Properties. Borrower and Bank acknowledge that (a) due to the uncertainties of the oil and gas extraction process, the Borrowing Base Oil and Gas Properties are not subject to evaluation with a high degree of accuracy and are subject to potential rapid deterioration in value, and (b) for this reason and the difficulties and expenses involved in liquidating and collecting against the Borrowing Base Oil and Gas Properties, Bank's determination of the maximum loan amount with respect to the Borrowing Base Oil and Gas Properties contains an equity cushion, which equity cushion is acknowledged by Borrower as essential for the adequate protection of Bank.

                     e. Unscheduled Borrowing Base Redeterminations. In addition to scheduled redeterminations of the Borrowing Base, the Bank may redetermine the Borrowing Base and the Monthly Borrowing Base Reduction at any time, and from time to time, which redetermination shall become effective upon written notification from Bank to Borrower and which, subject to the other provisions of this Agreement, shall be the basis on which the Borrowing Base shall thereafter be calculated until the effective date of the next redetermination of the Borrowing Base and the Monthly Borrowing Base Reduction, as set forth in this Section.

              2.08 Assignment of Production. Certain of the Security Instruments covering the Borrowing Base Oil and Gas Properties contain an assignment unto and in favor of Bank of all oil, gas and other minerals produced and to be produced from or attributable to the Oil and Gas Properties that constitute part of the Borrowing

Base Oil and Gas Properties, together with all of the revenues and proceeds attributable to such production, and such Security Instruments further provide that all such revenues and proceeds which may be so collected by Bank pursuant to the assignment shall be applied to the payment of the Note and the satisfaction of all other Indebtedness to be secured by such Security Instruments. Such Security Instruments further provide that the Bank grants to Borrower a license to receive and collect the revenues and proceeds attributable to such production unless and until an Event of Default shall occur, and upon the occurrence of an Event of Default, the Bank, acting in its sole discretion, shall have the right to terminate Borrower's license to collect such revenues and proceeds. Borrower hereby appoints Bank as its agent and attorney-in-fact for all purposes deemed by Bank to be necessary or desirable in connection with such assignment of production, including, but not limited to, completing the letter transfer orders delivered to Bank pursuant to Sections 3.17 and/or 3.19 hereof, which power is coupled with an interest and is not revocable.

              2.09 Commitment Fee. As consideration for the commitment of Bank to make Loans to Borrower through the Maturity Date pursuant to this Agreement, Borrower agrees to pay to Bank within three (3) Business Days of receipt of Bank's statement as to quarterly periods ending March 31, June 30, September 30 and December 31 of each year (except the first period shall be for a period of time from the Closing to December 31, 1996) during the period commencing on the date of this Agreement to and including the Maturity Date and at the Maturity Date, a fee equal to 1/2 of 1% per annum (computed on the basis of 365 or 366 days, as the case may be) multiplied by an amount equal to the daily average excess, if any, of the greater of either: (a) $6,000,000.00, or
(b) the Revolving Commitment, over the sum of: (x) the aggregate principal amount outstanding on the Note, plus (y) the aggregate face amount of all outstanding Letters of Credit, throughout the period from the date of this Agreement or previous calculation date provided above, whichever is later, to the relevant calculation date or the Maturity Date, as the case may be.

              2.10 Facility Fee. As consideration for the commitment of Bank to make Loans to Borrower pursuant to this Agreement, Borrower shall pay to Bank a fee ("Facility Fee") of $60,000.00, one-half of which has heretofore been paid, and the remaining $30,000.00 of which shall be paid simultaneously with the Closing.

If the Revolving Commitment is ever increased to an amount exceeding $6,000,000.00, then at the time such increase becomes effective, Borrower shall pay Bank an additional Facility Fee equal to one percent (1.0%) of the amount by which such increased Revolving Commitment exceeds either: (a)
$6,000,000.00, or (b) the highest Revolving Commitment amount previously in effect, if greater than $6,000,000.00.

              2.11 Addition of Borrowing Properties. Borrower may, from time to time upon thirty (30) days prior written notice to Bank, propose to add Oil and Gas Properties, Cash, Cash Equivalent, and/or Eligible Marketable Securities of Borrower to the Borrowing Base Properties. Any such proposal to add Oil and Gas Properties of Borrower to the Borrowing Base Properties shall be accompanied by an engineering report applicable to such Oil and Gas Properties that conforms to the requirements of Section 2.07, evidence sufficient to establish that Borrower has Marketable Title to such Oil and Gas Properties, and such other data as Bank may reasonably request. Any such proposal to add Eligible Marketable Securities of Borrower to the Borrowing Base properties shall be accompanied by evidence sufficient to establish that Borrower has Marketable Title to such Eligible Marketable Securities, and such other data as Bank may reasonably request. Any such additions shall become effective at such time as: (a) Bank has made its determination in the ordinary course of business of the amount by which the Borrowing Base would be increased as the result of such addition and (b) the conditions set forth in Article III hereof, to the extent they are applicable to such additional Borrowing Base Properties of Borrower, have been satisfied.

              2.12 Letters of Credit. Subject to the terms and conditions of this Agreement, the Bank agrees to issue standby Letters of Credit for the account of the Borrower from time to time following receipt of a Request for Advance three (3) Business Days prior to the requested date of issuance in such amount as the Borrower may request in an aggregate amount of up to (i) One Million Dollars ($1,000,000.00), but (ii) not to exceed at any time the unborrowed portion of the Revolving Commitment. The amount of any such Letters of Credit issued under the Revolving Commitment shall be deemed to be a Loan and to reduce the amount available under the Revolving Commitment and shall be governed by the terms of this Agreement. The Bank may require in connection with the issuance of any Letter of Credit that Borrower execute the Bank's then-current form of application for a Letter of Credit, but if there is any conflict between the terms of any such application and the terms of this Agreement, the terms of this Agreement shall control. No Letter of Credit shall have an expiration date that is later than one year from the date of its issuance, or, if sooner, beyond the Maturity Date.

              2.13 Repayment of Letters of Credit. If drawn upon by the beneficiary of a Letter of Credit, all amounts so drawn shall be due and payable by the Borrower immediately upon receipt of Bank's statement therefor.

              2.14 Letter of Credit Fee. As consideration for the issuance by the Bank of Letters of Credit for the account of the Borrower, the Borrower agrees to pay to the Bank a fee of one percent (1.0%), per annum, of the amount of each such Letter of Credit (subject to a $300.00 minimum fee per year on each Letter of Credit), the first such per annum fee for each Letter of Credit to be payable in advance of the issuance of such Letter of Credit, with successive per annum fees to be paid in advance of the anniversary date of the issuance of such Letter of Credit if it is to remain in effect beyond such anniversary date.

                            ARTICLE III.  CONDITIONS

              The obligation of Bank to make the Loan referred to in Article II of this Agreement is subject to satisfaction of the following conditions precedent stated in this Article III. The obligation of Bank to make subsequent advances pursuant to this Agreement is subject to the prior or contemporaneous satisfaction of the conditions precedent stated in Sections
3.12 through 3.19.

              3.01 Receipt of Note, Agreement and Certificate of Compliance. Bank shall have received the Note, multiple counterparts of this Agreement, as requested by Bank, and the Certificate of Compliance duly executed by an authorized officer for Borrower.

              3.02 Receipt of Guaranty. Bank shall have received from each Guarantor the Guaranty, duly executed by Guarantor.

              3.03 Receipt of Organizational Documents. Bank shall have received from Borrower its Articles of Incorporation and its bylaws certified by the secretary or an assistant secretary of Borrower.

              3.04 Receipt of Certified Copy of Corporate Proceedings and Certificates of Incumbency. Bank shall have received from Borrower copies of all resolutions of its board of directors authorizing the transactions set forth in this Agreement, and the execution of this Agreement, the Note, and those of the Security Instruments to which it is a party, such copy or copies to be certified by the secretary or an assistant secretary as being true and correct and in full force and effect as of the date hereof. In addition, Bank shall have received from Borrower a certificate of incumbency signed by the secretary or an assistant secretary of Borrower setting forth (a) the names of the officers executing this Agreement, the Note, and those of the Security Instruments to which it is a party, (b) the office(s) to which such Persons have been elected and in which they presently serve and (c) an original specimen signature of each such person.


              3.05 Receipt of Certificates of Authority and Certificates of Good Standing. Bank shall have received certificates, as of the most recent dates practicable, of the Secretary of State of the state in which Borrower is incorporated attesting to Borrower's existence, and of each state in which Borrower is qualified to do business as a foreign corporation attesting to such qualification, and from the department of revenue or taxation of each of the foregoing states, as to the good standing of Borrower;

              3.06 UCC Search. The results of a Uniform Commercial Code search showing all financing statements and other documents or instruments on file against Borrower and Guarantor, in the Offices of the Secretaries of State of the State of Texas and in the counties in which Borrowing Base Oil and Gas Properties are located, such search to be as of a date no more than ten (10) days prior to the date of the advance of the Loan.

              3.07 Fees. Bank shall have contemporaneously received the fees required by Section 2.10.

              3.08 Financial Statements. Bank shall have received the Financial Statements of Borrower as of August 31, 1996, showing financial information consistent with that previously provided to Bank.

              3.09 Opinion of Counsel. Bank shall received a satisfactory legal opinion from the firm of Gardere Wynne Sewell & Riggs, L.L.P., counsel for Borrower, in form and substance acceptable to Bank, covering the matters prescribed on Schedule 3.09 hereof.

              3.10 Payment of Other Indebtedness and Release of Liens. Bank shall have received evidence satisfactory to it, in its sole discretion, that the other Indebtedness of Borrower described on Schedule 3.10 hereof has been fully paid and discharged, and that the holder(s) of such indebtedness have executed and delivered to Borrower recordable releases, in form satisfactory to the Bank, in its sole discretion, releasing all liens and security interests owned or claimed by such holder(s) to secure such Indebtedness.

              3.11 Subordination Agreement. With respect to all of the other Indebtedness described on Schedule 3.11 attached hereto, the Bank, the Borrower, and each holder of such Indebtedness shall have entered into a subordination agreement in form and substance acceptable to the Bank, in its sole discretion, providing that no payments of principal or interest on the Indebtedness covered by such subordination agreement may be paid by Borrower or accepted by the holder of such indebtedness without the prior written consent of the Bank.

              3.12 Request for Advance. Bank shall have received from Borrower a Request for Advance.

              3.13 Accuracy of Representations and Warranties and No Event of Default. The representations and warranties contained in Article IV of this Agreement shall be true and correct in all material respects on the date of the making of such Loans or advances with the same effect as though such representations and warranties had been made on such date; and no Event of Default shall have occurred and be continuing or will have occurred at the completion of the making of such Loans or advances.

              3.14 Legal Matters Satisfactory to Counsel to Bank. All legal matters incident to the consummation of the transactions hereby contemplated shall be satisfactory to counsel for Bank.

              3.15 No Material Adverse Change. No material adverse change shall have occurred since the date of this Agreement in the condition, financial or otherwise, of Borrower or Guarantor.

              3.16 Status of Title. Bank shall have been satisfied that Borrower has Marketable Title to its Borrowing Base Properties, and that Borrower owns record title to an undivided net revenue interest in the production from each Oil and Gas Property that is a Borrowing Base Property that is not less than the net revenue interest therein attributed to Borrower in the Loan Documents, as amended from time to time, as well as an undivided working interest in each such Oil and Gas Property that is not greater than the working interest therein attributed to Borrower in the Loan Documents, as amended from time to time (unless there is a corresponding increase in the net revenue interest attributed to such party therein).

              3.17 Security Instruments. As security for the payment of the Note and the performance of the Obligations of Borrower under this Agreement, Bank shall have received the Security Instruments, duly executed by Borrower with respect to Borrowing Base properties owned by Borrower and duly executed by the applicable Guarantor with respect to Borrowing Base Properties owned by such Guarantor.

              3.18 Legal Fees. All legal fees and disbursements owed to Bank's special counsel who provided representation to the Bank in connection with this Agreement or any amendment hereto and in connection with the review of title to the Borrowing Base Oil and Gas Property shall have been paid.

              3.19 Documents Required for Subsequent Disbursements. As of the time of funding any additional advances to Borrower that are made in conjunction with the addition to the Borrowing Base Properties of Oil and Gas Properties, Cash, Cash Equivalent, and/or Eligible Marketable Securities owned by Borrower or any Guarantor, Borrower or such Guarantor shall have duly delivered to Bank: (i) the Security Instruments that are necessary or appropriate, in the opinion of Bank, relating to such additional Borrowing Base Properties, (ii) Transfer Order Letters applicable to the production of oil and gas from any additional Oil and Gas Properties added to the Borrowing Base Properties, and (iii) possession of any such additional Borrowing Base Cash and Borrowing Base Securities.

                  ARTICLE IV.  REPRESENTATIONS AND WARRANTIES

              To induce Bank to enter into this Agreement and to make the Loan hereunder, Borrower represents and warrants to Bank (which representations and warranties will survive the delivery of the Note) that:

              4.01 Existence and Good Standing. Borrower is a corporation, duly organized, legally existing and in good standing under the laws of its jurisdiction of incorporation and is duly qualified and in good standing as a foreign corporation in all jurisdictions wherein the property owned or the business transacted by it makes such qualification necessary, other than those jurisdictions wherein the failure to so qualify does not have a material adverse effect on Borrower.

              4.02 Due Authorization. As to Borrower, the execution and delivery by Borrower of this Agreement and the borrowings hereunder; the execution and delivery by Borrower of the Note and the Security Instruments; and the repayment by Borrower of Indebtedness evidenced by the Note and interest and fees provided in the Note and this Agreement are (a) within the corporate power of Borrower; (b) have been duly authorized by all necessary corporate action; and (c) do not and will not (i) require the consent of any regulatory authority, governmental body, or any other Person, (ii) violate any provision of law, the certificate of incorporation, the articles of incorporation, or the bylaws of Borrower, (iii) cause a default to occur under the terms and provisions of any indenture, instrument or other agreement to which Borrower is a party or by which its property may be presently bound or encumbered, or (iv) result in or require the creation or imposition of any mortgage, lien, pledge, security interest, charge or other encumbrance in, upon or of any of the properties or assets of Borrower under any such indenture, instrument or other agreement, other than under any of the Security Instruments.

              4.03 Valid and Binding Obligations. This Agreement, the Note, the Security Instruments and the Guaranty, when duly executed and delivered, will be, as to each such instrument executed by Borrower and Guarantor, respectively, the legal, valid and binding obligations of and enforceable against Borrower and Guarantor, as applicable, in accordance with their respective terms (subject to any applicable bankruptcy, insolvency or other laws of general application affecting creditors' rights and judicial decisions interpreting any of the foregoing).

              4.04 Title to Borrowing Base Properties. Borrower has Marketable Title to all of its Borrowing Base Properties, and each Guarantor has marketable title to all of its Borrowing Base Properties.

              4.05 Oil and Gas Leases. The Leases which constitute any part of the Borrowing Base Properties are in full force and effect, are valid, subsisting leases covering the entire estates to which they pertain and all rentals, royalties and other amounts due and payable in accordance with the terms of the Leases, overriding royalties, net profits or other production burdens have been duly paid or provided for; the obligations to be performed under the Leases have been duly performed; and Borrower is not aware of any default by any third party under any of the Leases with respect to such third party's obligations.

              4.06 Interest in the Borrowing Base Oil and Gas Properties. With respect to each of the Borrowing Base Oil and Gas Properties, the ownership of Borrower in such property will, with respect to the wells, units and/or tracts of land described in Schedule 1.01(a) hereto in connection with such property, (i) entitle Borrower to receive (subject to the terms and provisions of this Agreement) a decimal share of the oil and gas produced from, or allocated to, such wells, units and/or tracts equal to not less than the decimal share set forth in Schedule 1.01(a) in connection with such wells, units and/or tracts, and (ii) cause Borrower to be obligated to bear a decimal share of the cost of exploration, development and operation of such wells, units and/or tracts of land not greater than the decimal share set forth in
Schedule 1.01(a) in connection with such wells, units and/or tracts, unless any increase in Borrower's share of costs is accompanied by a pro-rata increase in Borrower's share of revenue. Except as set forth in the instrument and agreements, if any, more particularly described in Schedule 1.01(a), all such shares of production which Borrower is entitled to receive, and shares of expenses which Borrower is obligated to bear, are not subject to change, except for changes attributable to future elections by Borrower not to participate in operations proposed pursuant to customary forms of applicable joint operating agreements, and except for changes attributable to changes in participating areas under any federal units wherein participating areas may be formed, enlarged or contracted in accordance with the rules and regulations of the applicable governmental authority.

              4.07 Oil and Gas Contracts. Borrower is not obligated, by virtue of any prepayment under any contract providing for the sale by Borrower of hydrocarbons which contains a "take-or-pay" clause or under any similar prepayment agreement or arrangement, including, without limitation, "gas balancing agreements", to deliver a material amount of hydrocarbons produced from the Borrowing Base Oil and Gas Properties at some future time without then or thereafter receiving full payment therefor (i.e., in the case of oil, not in excess of sixty (60) days, and in the case of gas, not in excess of ninety (90)
days). The Borrowing Base Oil and Gas Properties are not subject to any contractual, or other arrangement for the sale of crude oil which cannot be cancelled on ninety (90) days' (or less) notice, unless the price provided for therein is equal to or greater than the prevailing market price in the vicinity. The Borrowing Base Oil and Gas Properties are not subject to any gas sales contract that contains any material terms which are not customary in the industry within the region in which the Borrowing Base Oil and Gas Properties affected thereby are located. The Borrowing Base Oil and Gas Properties are not subject to any regulatory refund obligation and no facts exist which might cause the same to be imposed.

              4.08 Producing Wells. All producing wells located on the Borrowing Base Oil and Gas Properties have been, during all times that such were under the direction or control of Borrower and, to the knowledge of Borrower, at all other times, drilled, operated and produced in conformity with all applicable Laws, rules, regulations and orders of all regulatory authorities having jurisdiction, are subject to no penalties on account of past production, and are bottomed under and are producing from, and the well bores are wholly within, the Borrowing Base Oil and Gas Properties or on Oil and Gas Properties which have been pooled, unitized or communitized with the Borrowing Base Oil and Gas Properties.

              4.09 Purchasers of Production. The persons who are purchasing Borrower's interests in oil and gas produced from the Borrowing Base Oil and Gas Properties as of the calendar month during which the Loans are made hereunder are identified on Schedule 4.09 attached hereto.

              4.10 Scope and Accuracy of Financial Statements. All Financial Statements submitted and to be submitted to Bank hereunder, including, without limitation, the Financial Statements of Borrower and Guarantor, are and will be complete and correct in all material respects; with RESPECT to Borrower, are and will be prepared in accordance with GAAP and practices consistently applied; with respect to Guarantor, are and will be prepared on a cash accounting basis and tax accounting practices consistently applied; and do and will fairly reflect the financial condition and the results of the operations of Borrower and Guarantor in all material respects as of the dates and for the period stated therein (subject only to normal year-end audit adjustments with respect to such unaudited interim statements of Borrower and Guarantor); and no material adverse change has since occurred in the condition, financial or otherwise, of Borrower or Guarantor, or their respective Subsidiaries (taken as a whole).

              4.11 Liabilities, Litigation and Restrictions. Except as disclosed in the Financial Statements, neither Borrower nor Guarantor has any liabilities, direct or contingent, which may materially and adversely affect the business or assets of such party. Except as described on Schedule 4.11, there is no litigation or other action of any nature pending before any court, governmental instrumentality, regulatory authority or arbitral body or, to the knowledge of Borrower, threatened against or affecting Borrower or Guarantor, or any of their Subsidiaries, which might reasonably be expected to result in any material, adverse change in the business or assets of Borrower or Guarantor, or their respective Subsidiaries (taken as a whole). No unusual or unduly burdensome restriction, restraint or hazard exists by contract, law, governmental regulation or otherwise relative to the business or material properties of Borrower or Guarantor other than such as relate generally to Persons engaged in the business activities conducted by Borrower or Guarantor, as the case may be.

              4.12 Margin Stock. None of the proceeds of the Loans will be used for the purpose of buying or carrying margin stock.

              4.13 Authorizations and Consents. No authorization, consent, approval, exemption, franchise, permit or license of, or filing with, any governmental or public authority or any third party is required to authorize, or is otherwise required in connection with the valid execution and delivery by Borrower or Guarantor, as applicable, of this Agreement, the Note, and those of the Security Instruments to which it is a party or any instrument contemplated hereby, the repayment by Borrower of advances against the Note and interest and fees provided in the Note and this

Agreement, or the performance by Borrower or Guarantor of its obligations under any of the foregoing.

              4.14 Compliance with Laws, Rules, Regulations and Orders. To the best of the knowledge and belief of Borrower, neither the business nor any of the activities of Borrower or Guarantor, as presently conducted, violates any law or any rule, regulation or directive of any applicable judicial, administrative or other governmental instrumentality (including, but not by way of limitation, any law or any rule, regulation or directive of any judicial, administrative or other governmental instrumentality relating to zoning, to any Environmental Law, to the stabilization of wages or prices or to the development, production, transportation or purchase or sale of oil, gas or other hydrocarbons) the result of which violation would have a material adverse effect on Borrower or Guarantor, or their respective Subsidiaries (taken as a whole), and Borrower and Guarantor each possess all licenses, approvals, registrations, permits and other authorizations necessary to enable it to carry on its business in all material respects as now conducted, and all such licenses, approvals, registrations, permits and other authorizations are in full force and effect; and Borrower has no reason to believe that either Borrower or Guarantor will be unable to obtain the renewal of any such licenses, approvals, registrations, permits and other authorizations.

              4.15 Proper Filing of Tax Returns and Payment of Taxes Due. Borrower and Guarantor have each duly and properly filed all United States Income Tax returns and all other tax returns which are required to be filed, and have paid all taxes due pursuant to said returns or pursuant to any assessment received, except such taxes, if any, as are being contested in good faith and as to which adequate provisions and disclosures have been made; and the respective charges and reserves on the books of Borrower and Guarantor with respect to any taxes or other governmental charges are adequate.

              4.16 ERISA. Borrower is in compliance in all material respects with all applicable provisions of ERISA. Neither a Reportable Event nor a Prohibited Transaction has occurred and is continuing with respect to any plan; no notice of intent to terminate a plan has been filed, nor has any plan been terminated; no circumstances exist which constitute grounds under Section 4042 of ERISA entitling the PBGC to institute proceedings to terminate, or appoint a trustee to administrate a plan, nor has the PBGC instituted any such proceedings; neither Borrower nor any ERISA Affiliate has completely or partially withdrawn under Sections 4201 or 4204 of ERISA from a Multi-employer plan; Borrower and each ERISA Affiliate have met their minimum funding requirements under ERISA with respect to all of their plans and the present value of all vested benefits under each plan exceeds the fair market value of all plan assets allocable to such benefits, as determined on the most recent valuation date of the plan and in accordance with the provisions of ERISA and the regulations thereunder for calculating the potential liability of Borrower or any ERISA Affiliate to the PBGC or the plan under Title IV of ERISA; and neither Borrower nor any ERISA Affiliate has incurred any liability to the PBGC under ERISA.

              4.17 Investment Company Act Compliance. Neither Borrower nor Guarantor is, nor is it directly or indirectly controlled by or acting on behalf of any person or entity which is, an investment company or an "affiliated person" of an investment company within the meaning of the Investment Borrower Act of 1940.

              4.18 Public Utility Holding Company Act Compliance. Borrower is not a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

              4.19 Environmental Laws. To the best of the knowledge and belief of Borrower:

              (a) no property of Borrower or Guarantor is currently on, or has ever been on, any federal or state list of superfund sites as listed on the Environmental Protection Agency National Priority List or any comparable state registries or list in any state of the United States (collectively "Superfund Sites");

              (b) no Hazardous Substances have in the past been generated, transported, and or disposed of, by Borrower or Guarantor at any Superfund Site;

              (c) except in accordance with a valid permit, license, certificate or approval of the relevant regulatory authority or governmental body, there has been no emission, spill, release, disposal or discharge of any Hazardous Substance into or upon
       (i) the air, (ii) soils or any improvements located thereon, (iii) surface water or groundwater, or (iv) the sewer, septic system or waste treatment, storage or disposal system servicing any property of Borrower or Guarantor; and

              (d) no complaint, order, directive, claim, citation, notice of environmental report, notice of investigation or other notice by any regulatory authority or governmental body or any other Person with respect to (i) air emissions, (ii) spills, releases or discharges to soils or any improvements located thereon, surface water, groundwater or the sewer, septic system or waste treatment, storage or disposal systems servicing any property of Borrower or Guarantor, (iii) solid or liquid waste disposal, (iv) the use, generation, storage, transportation or disposal of any Hazardous Substance, or (v) other environmental, health or safety matters affecting any property of Borrower or Guarantor, any improvements located thereon, or the business thereon conducted, has been received by Borrower or Guarantor, nor has Borrower or Guarantor been given oral or written notice thereof;

provided, however, that the representations and warranties set forth in subparagraphs (c) and (d) above shall apply only to events and conditions which either resulted in (i) a continuing lien or encumbrance on the property of Borrower or Guarantor or (ii) otherwise materially affect Borrower's or Guarantor's use or operation of its property or Borrower's ability to repay the Indebtedness evidenced by the Note, or Guarantor's ability to perform its Guaranty.

                       ARTICLE V.  AFFIRMATIVE COVENANTS

              Borrower covenants, so long as any Indebtedness of Borrower to Bank remains unpaid under this Agreement or Bank remains obligated to make advances hereunder, to:

              5.01 Use of Funds. Use the proceeds advanced under the Loan to refinance the existing Indebtedness described on Schedule 3.10, acquire Oil and Gas Properties, conduct developmental drilling, and use as working capital for other ordinary business activities of Borrower, and furnish Bank such evidence as it may reasonably require with respect to such use.

              5.02 Maintenance and Access to Records. Keep adequate records in accordance with good accounting practices, of all of Borrower's transactions so that at any time, and from time to time, its true and complete financial condition may be readily determined and, at Bank's reasonable request, make all financial records and records relating to the Borrowing Base Properties available for Bank's inspection and permit Bank to make and take away copies thereof for Bank's internal use only and subject to such confidentiality agreements as Borrower may reasonably require.

              5.03 Quarterly Unaudited Financial Statements of Borrower. Deliver to Bank, on or before the forty-fifth (45th) day after the end of each of the first three calendar quarters of each fiscal year, unaudited Financial Statements of Borrower as at the end of such period and from the beginning of such fiscal year to the end of the respective period, as applicable, which Financial Statements shall be certified by the president or chief financial officer of Borrower as being true and correct, subject to changes resulting from year-end audit adjustments.

              5.04 Annual Audited Financial Statements of Borrower. Deliver to Bank, on or before the one hundred and twentieth (120th) day after the close of each fiscal year of Borrower, a copy of the annual audited Financial Statements of Borrower.

              5.05 Annual Unaudited Financial Statements of Guarantor. Deliver or cause to be delivered to Bank, on or before the ninetieth (90th) day after the close of each calendar year, unaudited personal Financial Statements of Guarantor as at the end of such year, which Financial Statements shall include cash flow and contingent liability information, and shall be certified by the Guarantor as being true and correct.

              5.06 Guarantor's Tax Returns. Deliver or cause to be delivered to Bank, on or before the forty-fifth (45th) day after each Guarantor's annual personal tax return for the preceding tax year is filed with the Internal Revenue Service, copies of the first two pages of such annual personal tax return of such Guarantor for the such tax year, certified by such Guarantor as being true and correct.

              5.07   Compliance Certificate.  Deliver to Bank a Compliance
Certificate: (a) at the time of Borrower's execution of this Agreement, and (b) at the time of delivery of each of the Financial Statements pursuant to Sections 5.03 and 5.04 above.

              5.08 Monthly Borrowing Base Certificate. Deliver to Bank on or before the 15th day of each month a Monthly Borrowing Base Certificate evidencing Borrower's calculation of the Borrowing Base according to the parameters described in Section 2.07, effective as of the first day of such month.

              5.09   Statement of Material Adverse Change in Condition.
Deliver to Bank, promptly upon any officer of the Borrower having knowledge of any material adverse change in the condition, financial or otherwise, of Borrower or its Subsidiaries (or any event or circumstance that would result in any such material adverse change in condition including, but not limited to, litigation and changes in business), a statement of the president or vice president of Borrower, setting forth the change in condition or event or circumstance likely to result in any such change and the steps being taken by Borrower or the applicable Subsidiary with respect to such change in condition or event or circumstance.

              5.10 Additional Information. Furnish to Bank, promptly upon Bank's reasonable request, such additional financial or other information concerning the assets, liabilities, operations, and transactions of Borrower and of each Guarantor, respectively, in such party's possession or to which it has access, including, without limitation, information concerning the Borrowing Base Properties.

              5.11 Compliance with Laws and Payment of Assessments and Charges. Comply with all applicable statutes and government regulations, including, without limitation, ERISA, and pay all taxes, assessments, governmental charges, claims for labor, supplies, rent, its share of all costs and expenses incurred under any joint operating agreement, and other obligations which, if unpaid, might become a lien against its property, except any of the foregoing being contested in good faith and as to which satisfactory accruals have been provided and unless failure to comply or pay would not have a material adverse effect on the assets of Borrower and its Subsidiaries (taken as a whole).

              5.12 Maintenance of Existence and Good Standing. Maintain Borrower's corporate existence and good standing in the jurisdiction of its incorporation, and in all jurisdictions wherein the property now owned or hereafter acquired or business now or hereafter conducted necessitates same, other than those jurisdictions wherein the failure to so qualify will not have a material adverse effect on Borrower.

              5.13 Further Assurances. Promptly cure any defects in the execution and delivery of this Agreement, the Note, the Security Instruments, the Guaranty or any other instrument referred to herein or executed in connection with the Note, and upon notice, immediately execute and deliver to Bank, all such other and further instruments as may be reasonably required or desired by Bank from time to time in compliance with the covenants and agreements made in this Agreement.

              5.14 Initial Expenses of Bank. Pay all fees and expenses of special legal counsel for Bank, incurred in connection with the negotiation and preparation of this Agreement, the Note, the Security Instruments, the Guaranty or any other instrument referred to herein or executed in connection with the Note, the satisfaction of the conditions precedent set forth in Article III of this Agreement and the consummation of the transactions contemplated in this Agreement.

              5.15 Subsequent Expenses of Bank. Upon request, promptly reimburse Bank for all reasonable amounts expended, advanced or incurred by Bank to collect the Note or to enforce the rights of Bank under this Agreement, the Note, the Security Instruments, the Guaranty, or any other instrument referred to herein or executed in connection with the Note, which amounts shall be deemed compensatory in nature and liquidated as to amount upon notice to Borrower by Bank and which amounts will include, but not be limited to, (a) all court costs, (b) attorneys' fees, (c) fees of auditors and accountants, (d) investigation expenses, (e) internal fees of Bank's in-house legal counsel, (f) fees and expenses incurred in connection with Bank's participation as a member of the creditors' committee in a case commenced under Title 11 of the United States Code or other similar law of the United States, the State of Texas or any other jurisdiction, (g) fees and expenses incurred in connection with lifting the automatic stay prescribed in Sections 362 Title 11 of the United States Code, and (h) fees and expenses incurred in connection with any action pursuant to Sections 1129 Title 11 of the United States Code, incurred by Bank in connection with the collection of any sums due under this

Agreement, together with interest at the Floating Rate per annum, calculated on a basis of a year of three hundred sixty-five (365) or three hundred sixty-six
(366) days, on each such amount from the date of notification to Borrower that the same was expended, advanced or incurred by Bank until the date it is repaid to Bank, with the obligations under this Section 5.15, surviving the non-assumption of this Agreement in a case commenced under Title 11 of the United States Code or other similar law of the United States, the State of Texas or any other jurisdiction and being binding upon Borrower or a trustee, receiver or liquidator of any such party appointed in any such case.

              5.16 Maintenance of Tangible Property. Maintain all of Borrower's tangible property in good repair and condition and make all necessary replacements thereof and operate such property in a good and workmanlike manner in accordance with standard industry practices, unless the failure to do so would not have a material adverse effect on Borrower and its Subsidiaries (taken as a whole) or the value of the Borrowing Base Oil and Gas Properties.

              5.17 Maintenance of Insurance. Continue to maintain, or cause to be maintained, insurance with respect to the properties and business of Borrower against such liabilities, casualties, risks and contingencies and in such amounts as is customary in the industry, in an amount and form, and underwritten by an insurer or insurers, as are acceptable to Bank in its sole discretion, and furnish to Bank, at the execution of this Agreement and annually thereafter, certificates evidencing such insurance.

              5.18 Inspection of Tangible Assets/Right of Audit. Permit (or cause to be permitted) any authorized representative of Bank, to visit and inspect (at the risk of Bank and/or such representative) any tangible asset of Borrower and Guarantor, and/or to audit the books and records of Borrower and Guarantor during normal business hours.

              5.19 Payment of Note and Performance of Obligations. As to Borrower, pay the Note according to the reading, tenor and effect thereof, as modified hereby, and do and perform every act and discharge all of the obligations provided to be performed and discharged hereunder.

              5.20 ERISA Reports. Promptly after the filing or receiving thereof, copies of all reports, including annual reports, and notices which Borrower files with or receives from the PBGC or the U.S. Department of Labor under ERISA; and promptly after Borrower knows or has reason to know that any Reportable Event or Prohibited Transaction has occurred with respect to any plan or that the PBGC or Borrower has instituted or will institute proceedings under Title IV of ERISA to terminate any plan, Borrower will deliver to Bank a certificate of the controller of Borrower setting forth details as to such Reportable Event or Prohibited Transaction or plan termination and the action Borrower proposes to take with respect thereto.

              5.21 Tangible Net Worth Requirement. Borrower shall maintain a total Tangible Net Worth of not less than $1,000,000.00, plus: (a) fifty percent (50%) of net income (excluding losses) of Borrower subsequent to December 31, 1996, and (b) one hundred percent (100%) of any increases in shareholders' equity resulting from the sale or issuance of stock in Borrower subsequent to December 31, 1996. For purposes of this section 5.21, Tangible Net Worth shall include notes payable by the Borrower to its shareholders, together with accrued interest thereon, provided that such Indebtedness is expressly subordinated to the Obligations of Borrower to the Bank pursuant to a subordination agreement executed in accordance with Section 3.11 hereof.

              5.22 Cash Flow to Debt Service Ratio. Borrower will maintain (calculated in accordance with GAAP) a ratio of quarterly Cash Flow to quarterly Debt Service of not less than 1.25 to 1.0. Compliance with this covenant shall begin with the quarter ending March 31, 1997. For the purposes of calculating this ratio:

              (a) "Cash Flow" shall be defined as the sum of net income plus depreciation and other non-cash charges less non-cash income of Borrower, and

              (b) "Debt Service" shall be defined as the sum of (i) actual principal amounts paid by Borrower during such quarter on Indebtedness other than in connection with this Loan; and (ii) principal amounts required to be paid by Borrower during such quarter in connection with this Loan.

              5.23 Compliance with Environmental Laws. Comply in all material respects with any and all requirements of law, including, without limitation, Environmental Laws, (a) related to any natural or environmental resource or media located on, above, within, in the vicinity of, related to or affected by any Borrowing Base Oil and Gas Properties or any other property of Borrower, or (b) required for the performance or conduct of its operations, including, without limitation, all permits, licenses, registrations, approvals and authorizations, and, in this regard, comply fully and in a timely manner with, and cause all employees, crew members, agents, contractors, subcontractors and future lessees (pursuant to appropriate lease provisions) of Borrower while such Persons are acting within the scope of their relationship with Borrower, to so comply with, all requirements of law, including, without limitation, Environmental Laws, and other requirements with respect to the property of Borrower and the operation thereof necessary or appropriate to enable Borrower to fulfill its obligations under all requirements of law, including, without limitation, Environmental Laws, applicable to the use, generation, handling, storage, treatment, transport and disposal of any Hazardous Substances now or hereafter located or present on or under any such property.

              5.24 Hazardous Substances Indemnification. Indemnify and hold Bank harmless from and against any and all claims, losses, damages, liabilities, fines, penalties, charges, administrative and judicial proceedings and orders, judgments, remedial actions, requirements and enforcement actions of any kind, and all costs and expenses incurred in connection therewith (including, without limitation, attorneys' fees and expenses), arising directly or indirectly, in whole or in part, out of (a) the presence of any Hazardous Substances on, under or from its property, whether prior to or during the term hereof, or (b) any activity carried on or undertaken on or off its property, whether prior to or during the term hereof, and whether by Borrower or any predecessor in title or any employees, agents, contractors or subcontractors of Borrower or any predecessor in title, or any third Persons at any time occupying or present on such property, in connection with the handling, treatment, removal, storage, decontamination, cleanup, transportation or disposal of any Hazardous Substances at any time located or present on or under such property; with the foregoing indemnity further applying to any residual contamination on or under the property of Borrower, or any property of any other Person, or affecting any natural resources, and to any contamination of any property or natural resources arising in connection with the generation, use, handling, storage, transportation or disposal of any Hazardous Substances, irrespective of whether any of such activities were or will be undertaken in accordance with applicable requirements of law, including, without limitation, Environmental Laws, and surviving satisfaction of all Indebtedness of Borrower to Bank and the termination of this Agreement, provided, further, that the claims and other actions of any kind against Bank which give rise to such indemnity are not barred by the applicable statute of limitations at the time such claims or actions are instituted and such indemnity shall not extend to any act or omission by Bank or any Affiliate of Bank or any of Bank's employees or agents with respect to the relevant property subsequent to Bank becoming the owner of, taking possession of to the exclusion of Borrower or assuming operations of any property previously owned by Borrower and with respect to which property such claim, loss, damage, liability, fine, penalty, charge, proceeding, order, judgment, action or requirement arises subsequent to the acquisition of title thereto, taking possession thereof or assumption of operations thereon by Bank or any Affiliate of Bank or any of Bank's employees or agents. Notwithstanding anything herein to the contrary, the provisions of this Section 5.24 shall survive any termination of this Agreement and shall survive the payment and performance in full of all Obligations owed by Borrower to Bank.

              5.25 Changes in Management. Notify Bank of any change in the senior management of Borrower existing as of the date hereof.

              5.26 Operating Accounts. Maintain all principal operating accounts of Borrower with Bank.

                        ARTICLE VI.  NEGATIVE COVENANTS

              Without the prior written consent of Bank and so long as any part of the principal or interest on the Note shall remain unpaid or Bank remains obligated to make advances hereunder, Borrower and its Subsidiaries will not:

              6.01 Other Indebtedness. Incur, create, assume or suffer to exist any Indebtedness, whether by way of loan or the issuance or sale of securities except (a) Loans hereunder, (b) loans by Bank under other credit arrangements, (c) Indebtedness owed to Bank by any Affiliates of Borrower, and
(d) unsecured accounts payable incurred in the ordinary course of business which are not overdue or if overdue, are acceptable to Bank and are being contested in good faith by appropriate proceedings; provided that Borrower shall be permitted to increase the amount of Indebtedness owed the holders thereof identified on Schedule 3.11 hereof, provided that any increased amount of such Indebtedness shall contemporaneously be subordinated to all of Borrower's Obligations to the Bank on terms that are satisfactory to the Bank, in its sole discretion.

              6.02 Guaranty of Payment or Performance. Guaranty any contract or obligation of any Person, except for any Indebtedness owed to Bank by any Affiliates of Borrower, and except that the foregoing restriction shall not apply to endorsements of instruments for collection in the ordinary course of business.

              6.03 Loans or Advances. As to Borrower, only, make or agree to make or allow to remain outstanding any loans or advances to any Person, including Affiliates of Borrower, in amounts which exceed $25,000 in the aggregate, except advances or extensions of credit in the form of accounts receivable incurred in the ordinary course of business.

              6.04 Mortgages or Pledges of Assets. Create, incur, assume or permit to exist, any mortgage, pledge, security interest, lien or encumbrance on any of its properties or assets (now owned or hereafter acquired), except that the foregoing restrictions shall not apply to any matters that would constitute or result in Permitted Encumbrances.

              6.05 Nature of Business. Permit any material change to be made in the character of its business as conducted as of the date hereof, or permit any Subsidiary to permit any material change to be made in the character of such Subsidiary's business as conducted as of the date hereof.

              6.06 Sales of Assets. Sell, lease, assign, transfer or otherwise dispose of, in one or any series of related transactions, all or any part of its assets, if such transfer is material to Borrower's operations, nor enter into any arrangement, directly or indirectly, with any Person to sell and rent or lease back such assets or any part thereof which are intended to be used for substantially the same purpose or purposes as the assets sold or transferred.

              6.07 Dividends and Distributions. Declare or pay any dividend from Borrower or make any distribution on, or purchase, redeem or otherwise acquire for value, any interest in Borrower or its Subsidiaries.

              6.08 Payment of Accounts Payable. Allow any account payable to remain unpaid after its due date, except such as are overdue that are acceptable to Bank, are being contested in good faith, and as to which adequate provision or accrual has been made.

              6.09 Cancellation of Insurance. Allow any insurance policy required to be carried hereunder to be terminated or lapse or expire without provision for adequate renewal thereof.

              6.10 Investments. Make Investments in or purchase or otherwise acquire all or substantially all of the assets of any Person other than Borrower and its Subsidiaries, or any shares of stock of, or similar interest in, any Person.

              6.11 Changes in Business Structure. Consolidate or merge with, or purchase (for cash or securities) all or substantially all of the assets or all or any part of the capital stock of any corporation, firm, association or enterprise, or allow any such entity to be merged into Borrower, nor shall Borrower dissolve or liquidate; provided that Borrower shall be permitted to merge with Carrizo Production, Inc. ("CPI"), if, at the time of such merger, CPI owes no Indebtedness and contemporaneous with the consummation of such merger the Tangible Net Worth that Borrower is required to maintain pursuant to
Section 5.21 shall be increased by the amount of the Tangible Net Worth of CPI.


              6.12 Shareholder Control. Cause or permit any change to occur in Guarantor's ownership interests in Borrower that would reduce Guarantor's aggregate ownership of the voting common stock of Borrower to less than fifty-one percent (51%).

              6.13 Transactions with Affiliates. Enter into any transaction between or among Borrower and/or any Subsidiaries with any Affiliate on terms that are less favorable than could be obtained in an arms-length transaction with a Person that is not an Affiliate.

                        ARTICLE VII.  EVENTS OF DEFAULT

              7.01 Enumeration of Events of Default. Any of the following events shall be considered an Event of Default as that term is used herein:

              (a) Default shall be made by Borrower in the payment of any installment of principal on the Note,

              (b) Default shall be made by Borrower in the payment of any installment of interest on the Note, or any fees or other monetary obligation payable hereunder, and such default shall remain unremedied in excess of three (3) days after notice being given by Bank,

              (c) Default shall be made by Borrower or Guarantor in the due observance or performance of any affirmative covenant required in this Agreement, the Note, the Security Instruments, or the Guaranty, and such default shall remain unremedied for in excess of thirty (30) days after the earlier of: (i) such default becoming known to Borrower, or (ii) notice being given by Bank.

              (d) Default shall be made by Borrower or Guarantor in the due observance or performance of any negative covenant required in this Agreement, the Note, the Security Instruments, or the Guaranty.

              (e) Any representation or warranty herein made by Borrower proves to have been untrue in any respect material to Borrower or Guarantor, or any representation, statement (including Financial Statements), certificate or data furnished or made by Borrower or Guarantor to Bank in connection herewith proves to have been untrue in any respect material to Borrower or Guarantor as of the date the facts therein set forth were stated or certified;

              (f) Default shall be made by Borrower or Guarantor (as principal or guarantor or other surety) in payment or performance of any bond, debenture, note or other evidence of Indebtedness for borrowed money, or any other credit agreement, loan agreement, indenture, promissory note or similar agreement or instrument executed in connection with any of the foregoing in excess of $25,000 in the aggregate; and such default shall remain unremedied for in excess of the period of grace, if any, with respect thereto, with the effect of accelerating the maturity of any such Indebtedness;

              (g) Borrower or Guarantor applies for or consents to the appointment of a receiver, trustee or liquidator of it or all or a substantial part of its assets, or (ii) files a voluntary petition commencing a case under Title 11 of the United States Code, seeking liquidation, reorganization or rearrangement or taking advantage of any bankruptcy, insolvency, debtor's relief or other similar law of the United States, the State of Texas or any other jurisdiction, or (iii) makes a general assignment for the benefit of creditors, or (iv) is unable, or admits in writing its inability to pay its debts generally as they become due, or
       (v) files an answer admitting the material allegations of a petition filed against it in any case commenced under Title 11 of the United States Code or any reorganization, insolvency, conservatorship or similar proceeding under any bankruptcy, insolvency, debtor's relief or other similar law of the United States, the State of Texas or any other jurisdiction;

              (h) An order, judgment or decree shall be entered against Borrower or Guarantor by any court of competent jurisdiction or by any other duly authorized authority, on the petition of a creditor or otherwise, granting relief under Title 11 of the United States Code or under any bankruptcy, insolvency, debtor's relief or other similar law of the United States, the State of Texas or any other jurisdiction, approving a petition seeking reorganization or an arrangement of its debts or appointing a receiver, trustee, conservator, custodian or liquidator of it or all or any substantial part of its assets, and the failure to have such order, judgment or decree dismissed within ten (10) days of its entry;

              (i) Borrower or Guarantor has concealed, removed, or permitted to be concealed or removed, any part of its property, with intent to hinder, delay or defraud its creditors or any of them; or has made or suffered a transfer of any of its property which may be fraudulent under any bankruptcy, fraudulent conveyance or similar law; or has made any transfer of its property to or for the benefit of a creditor at a time when other creditors similarly situated have not been paid; or has suffered or permitted, while insolvent, any creditor to obtain a lien upon any of its property through legal proceedings or distraint which is not vacated within thirty (30) days from the date thereof.

              7.02 Rights Upon Default. Upon the happening of an Event of Default specified in Subsections 7.01 (g) or (h), the entire aggregate principal amount of all Indebtedness then outstanding hereunder and the interest accrued thereon shall automatically become immediately due and payable, and upon the happening and continuation of any other Event of Default, Bank may declare the entire aggregate principal amount of all Indebtedness then outstanding hereunder and the interest accrued thereon immediately due and payable. In either case, the entire principal and interest shall thereupon become immediately due and payable, without notice (including, without limitation, notice of intent to accelerate maturity or notice of acceleration of maturity) and without presentment, demand, protest, notice of protest or other notice of default or dishonor of any kind, except as provided to the contrary elsewhere herein, all of which are hereby expressly waived by Borrower.

              Upon the happening and continuation of any Event of Default, all obligations (if any) of Bank hereunder shall immediately cease and terminate unless and until Bank shall reinstate the same in writing.

                          ARTICLE VIII.  MISCELLANEOUS

              8.01 Security Interests in Deposits and Right of Offset or Banker's Lien. Borrower hereby transfers, assigns and pledges to Bank and/or grants to Bank a security interest (as security for the payment and/or performance of the obligations of Borrower under this Agreement and the Note, with such interest of Bank to be retransferred, reassigned and/or released by Bank at the expense of Borrower upon payment in full and/or complete performance by Borrower of all such obligations) and the right, exercisable at such time as any obligation hereunder shall mature, whether by acceleration of maturity or otherwise of offset or banker's lien against all funds or other property of Borrower now or hereafter or from time to time on deposit with or in the possession of Bank, including, without limitation, all certificates of deposit and other depository accounts.

              8.02   Survival of Representations, Warranties and Covenants.
All representations and warranties of Borrower and all covenants and agreements herein made shall survive the execution and delivery of the Note and this Agreement and shall remain in force and effect so long as any debt is outstanding under the Note, or any renewal or extension of this Agreement or the Note, or Bank remains obligated to make advances hereunder.

              8.03 Notices and Other Communications. Notices, requests and communications hereunder shall be in writing and shall be sufficient in all respects if delivered to the relevant address indicated below (including delivery by registered or certified United States mail, telex, telegram or hand):

              (a) If to Bank:

              COMPASS BANK
              24 Greenway Plaza, Suite 1401
              Houston, Texas 77046
              Attention: Energy Lending
              Fax:  (713) 968-8222

              (b) If to Borrower:

              CARRIZO OIL & GAS, INC.
              14811 St. Mary's Lane, Suite 148
              Houston, Texas 77079
              Attention:  Frank A. Wojtek
              Fax:  (713) 496-0884

              Any party may, by proper written notice hereunder to the other, change the individuals or addresses to which such notices to it shall thereafter be sent.

              8.04 Parties in Interest. All covenants and agreements herein contained by or on behalf of Borrower shall be binding upon Borrower and its successors and assigns and inure to the benefit of Bank and its successors and assigns.

              8.05 Renewals and Extensions. All provisions of this Agreement relating to the Note shall apply with equal force and effect to each and all promissory notes hereafter executed which in whole or in part represent a renewal, extension, amendment, modification or rearrangement of any part of the Indebtedness originally represented by the Note.

              8.06 No Waiver by Bank. No course of dealing on the part of Bank, its officers or employees, nor any failure or delay by Bank with respect to exercising any of its rights, powers or privileges under this Agreement, the Note, the Security Instruments or any other instrument referred to herein or executed in connection with the Note shall operate as a waiver thereof. The rights and remedies of Bank under this Agreement, the Note, the Security Instruments or any other instrument referred to herein or executed in connection with the Note shall be cumulative and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy. In the event that Borrower is unable to satisfy any covenant, warranty or condition herein, no advance of loan proceeds by Bank shall have the effect of precluding Bank from thereafter declaring any such continuing inability to be an Event of Default as hereinabove provided.

              8.07 INDEMNIFICATION. BORROWER HEREBY RELEASES AND AGREES TO INDEMNIFY AND HOLD BANK AND ITS OFFICERS, EMPLOYEES, DIRECTORS, AGENTS AND ATTORNEYS (COLLECTIVELY THE "BANK PARTIES") HARMLESS, FROM AND AGAINST ALL CLAIMS, DAMAGES, LIABILITIES AND EXPENSES, KNOWN OR UNKNOWN, ACCRUED AND UNACCRUED, INCLUDING ANY OF THE FOREGOING ALLEGED TO HAVE RESULTED FROM NEGLIGENCE OF ANY OF THE BANK PARTIES, UNLESS ATTRIBUTABLE TO BANK PARTIES' OWN GROSS NEGLIGENCE OR WILFUL MISCONDUCT, THAT MAY NOW OR HEREAFTER BE ASSERTED AGAINST ANY OF BANK PARTIES IN CONNECTION WITH OR ARISING OUT OF ANY INVESTIGATION, LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO OR ARISING OUT OF ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

              8.08 GOVERNING LAW. THIS AGREEMENT AND THE NOTE SHALL BE DEEMED TO BE CONTRACTS MADE UNDER AND SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF TEXAS.

              8.09 Incorporation of Exhibits. The Exhibits attached to this Agreement are incorporated herein for all purposes and shall be considered a part of this Agreement.

              8.10 Survival Upon Unenforceability. In the event any one or more of the provisions contained in this Agreement, the Note, the Security Instruments or in any other instrument referred to herein or executed in connection with the Note shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof or of any other instrument referred to herein or executed in connection herewith.

              8.11 Rights of Third Parties. All provisions herein are imposed solely and exclusively for the benefit of Bank and Borrower and no other Person shall have standing to require satisfaction of such provisions in accordance with their terms or be entitled to assume that Bank will refuse to make advances in the absence of strict compliance with any or all thereof and any or all of such provisions may be freely waived in whole or in part by Bank at any time if in its sole discretion it deems it advisable to do so.

              8.12 Amendments or Modifications of this Agreement. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

              8.13 Agreement Construed as an Entirety. This Agreement, for convenience only, has been divided into Articles and Sections and it is understood that the rights, powers, privileges, duties and other legal relations of the parties hereto shall be determined from this Agreement as an entirety and without regard to the aforesaid division into Articles and Sections and without regard to headings prefixed to said Articles or Sections.

              8.14 Number and Gender. Whenever the context requires, reference herein made to the single number shall be understood to include the plural and likewise the plural shall be understood to include the singular. Words denoting sex shall be construed to include the masculine, feminine, and neuter, when such construction is appropriate, and specific enumeration shall not exclude the general, but shall be construed as cumulative.

              8.15 AGREEMENT SUPERSEDES ALL PRIOR AGREEMENTS. THIS AGREEMENT, TOGETHER WITH THE NOTE AND THE SECURITY INSTRUMENTS, CONSTRUED TOGETHER WITH THE REVOLVING CREDIT AGREEMENT AND ALL INSTRUMENTS EXECUTED PURSUANT THERETO, REPRESENT, COLLECTIVELY, THE FINAL AGREEMENT BETWEEN THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES AND SHALL SUPERSEDE ANY PRIOR AGREEMENT BETWEEN THE PARTIES HERETO, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

              8.16 Controlling Provision Upon Conflict. In the event of a conflict between the provisions of this Agreement and those of the Note, the Security Instruments or any other instrument referred to herein or executed in connection with the Note, the provisions of this Agreement shall control.

              8.17 Time, Place and Method of Payments. All payments required pursuant to this Agreement or the Note shall be made in immediately available funds; shall be deemed received by Bank on the next Business Day following receipt if such receipt is after 3:00 p.m., on any Business Day, and shall be made at the principal banking quarters of Bank.

              8.18 Counterpart Execution. This Agreement may be executed as one instrument signed by all parties or in separate counterparts hereof, each of which counterparts shall be considered an original and all of which shall be deemed to be one instrument, and any signed counterpart shall be deemed delivered by the party signing it if sent to any other party hereto by electronic facsimile transmission.

              IN WITNESS WHEREOF, this Agreement is executed as of the date first above written.


                                           BORROWER:


                                           CARRIZO OIL & GAS, INC.


                                           By: /s/ FRANK A. WOJTEK
                                               ------------------------------
                                               Frank A. Wojtek
                                               Vice President and Chief
                                               Financial Officer

                                           BANK:

                                           COMPASS BANK


                                           By: /s/ KATHLEEN J. BROWN
                                               ------------------------------
                                               Kathleen J. Bowen
                                               Vice President

                             SCHEDULES AND EXHIBITS

        The schedules and exhibits have been intentionally omitted herefrom. The Company will furnish supplementally a copy of any or all of such omitted schedules and exhibits to the Commission upon request.